FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 18, 2012, Teva Pharmaceutical Industries Limited (“Teva”) entered into a new five-year, $3.0 billion senior unsecured revolving credit facility (the “Credit Facility”), a copy of which is attached hereto as Exhibit 2.1 and is incorporated by reference herein. The Credit Facility replaces Teva’s existing $2.5 billion credit facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Eyal Desheh

	Name:	Eyal Desheh
	Title:	Chief Financial Officer

Date: December 19, 2012

EXHIBIT

2.1	Senior Unsecured Revolving Credit Agreement dated as of December 18, 2012 among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Capital Services Switzerland GMBH, as borrowers, Citibank, N.A., as administrative agent, and HSBC Bank PLC, as documentation agent, and the Lenders party thereto.